UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04000746

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

December 31, 2003

Mr. Lawrence Wolf
Managing Member
Summit Group Advisors LLC
14 Main Street, Suite 205
Madison, NJ 07940

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	1/7/2003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Wolf:

We have received your letter dated December 16, 2003, in which you request on behalf of Summit Group Advisors LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 6, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 6, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 6, 2003, the effective date of the Firm's registration with the Commission.

~~1234086~~ 1278691

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASD Regulation

Sheila

U.S. SECURITIES & EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
233 Broadway ~ Suite 1300
New York, New York 10279

... Please Deliver This Facsimile ...

Date: 12-18-03 # of pages including coversheet: 2

TO: Thomas McGowan

FROM: Ramona Lopez Vasquez

Tel. #:

Tel. #: 646 428-1803

Fax #: 202-942-9553

Fax #:

Transmitter:

REMARKS: O Urgent O For Your Review O As Requested O Please Comment

Broker-Dealer's Facsimile Numbers:

BD Inspection Program – 15th Floor (Northeast)	(646) 428-1983
BD Inspection Program – 15th Floor (Southside)	(646) 428-1985
BD Inspection Program – 15th Floor (East Center)	(646) 428-1974

If you have not received all pages, please contact the transmitter at (646) 428 - ____ for assistance.

(rev. [5/2002])

Summit Group Advisors

December 16, 2003

Associate Regional Director
Broker Dealer Inspection Program
The Securities and Exchange Commission
233 Broadway
New York, NY 10279

NASD Regulation, Inc.
581 Main Street, 7th Floor
Woodbridge, NJ 07095

Ref: Request for waiver of Annual Audit per SEC Rule 17a-5 (d) 1(I)

Dear Sir/Madame:

We are hereby requesting a waiver of our December 31, 2003 Annual Audit as required by SEC Rule 17a-5. We were approved on November 6, 2003 by the SEC and NASD to conduct a securities business. We have not conducted any securities business and will not prior to December 31, 2003. We understand if this exemption is approved we will include the time period between November 6, 2003-December 31, 2003 in our December 31, 2004 Annual Audit. Thank You for consideration of this matter.

Sincerely,

Lawrence Wolf, Managing Member
Summit Group Advisors LLC
CRD# 127225
SEC # 8-065971

14 Main Street
Suite 205
Madison, NJ. 07940
973-236-1777
(fax) 973-236-9119

11/6 - CKD